Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 14, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2033

Blue Chip Value Portfolio, Series 1

File Nos. 333-239557 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment given during a telephone conversation with our office regarding the response letter dated August 12, 2020, relating to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2033, filed on June 30, 2020, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Blue Chip Value Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The first paragraph in this section states that the trust seeks to provide “a portfolio of value securities that the sponsor believes are issued by large-cap, high quality U.S. companies.” Please define “value securities” with a descriptive definition.

Response:       In lieu of the definition that was given in response to comment 1 in the response letter dated August 12, 2020, the following definition will be added in response to this comment: “A value security is a security with lower price-to-book ratios compared to the overall stock market.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren